Form C-AR

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Toothy Cow Productions, LLC (the "Company" or "TCP") is a Tennessee limited liability company, formed on March 9, 2021. The Company address is PO Box 681142 Franklin TN 37068.

The Company's website is toothycowproductions.com. The information on or through our website is not a part of this Form C-AR.

Item	Most Recent Fiscal Year-end	Prior Fiscal Year-end
Total Assets	$878,875	$3,272,460
Cash and Cash Equivalents	$873,348	$3,272,460
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$9,044	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$15,641	$36,758
Net Income	($5,169,323)	($1,478,418)

DIRECTORS OF THE COMPANY

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Andrew Peterson	Musician & Author	Principle, Andrew Peterson Touring, Inc. (Touring and Recording Musician) President and Artistic Director, The Rabbit Room (Not for profit community and spiritual development with events and annual conference) President and Executive Producer, Toothy Cow Productions, LLC. / Shining Isle Productions, LLC. (Producing The Wingfeather Saga Animated Series)	April 2013 - Present (Andrew Peterson Touring, Inc.) 2008 - Present (The Rabbit Room) 2016 - Present (Shining Isle Productions, LLC.) March 2021 - Present (Toothy Cow Productions, LLC.)
J. Chris Wall	Film and TV Executive	CEO and Executive Producer, Toothy Cow Productions, LLC. / Shining Isle Productions, LLC. (Producing The Wingfeather Saga Animated Series)	March 2021 - Present (Toothy Cow Productions, LLC.) 2016 - Present (Shining Isle Productions, LLC.)

OFFICERS OF THE COMPANY

Name	Position	Term of Office	Responsibilities
Andrew Peterson	President and Executive Producer	March 2021 - Present	Writer, Creative Director
J. Chris Wall	CEO and Executive Producer	March 2021 - Present	Showrunner, Business Administration
Keith Lango	CTO and CG Supervisor	September 2021 - Present	Technology, Animation
Garrett Taylor	Art Director	September 2021 - Present	Art
Brock Starnes	COO and Executive Producer	March 2022 - Present	Distribution and Production
Ajay Madhok	Board Member	February 2023 - Present	Fundraising

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Andrew Peterson
Employer: Toothy Cow Productions; LLC; Shining Isle Productions, LLC. Employer's Principal Business: Animation Studio
Title: President and Executive Producer
Dates of Service: 2021 - Current

Employer: The Rabbit Room
Employer's Principal Business: Not for profit community and spiritual development with events and annual conference
Title: President and Artistic Director
Dates of Service: 2008 - Current

Employer: Shining Isle Productions, LLC.
Employer's Principal Business: Developing The Wingfeather Saga Animated Series
Title: Co-Founder and President
Dates of Service: 2016 - Current

Andrew is a recording artist, songwriter, producer, filmmaker, and award-winning author of The Wingfeather Saga. In 2008, Andrew founded a non-profit arts organization called The Rabbit Room. The Rabbit Room hosts concerts and conferences and has published over 30 books to date.

Between the books, albums, and tours, Andrew has spoken regularly at conferences, universities, and seminaries around the country and in the U.K. on art, faith, and writing. He was writer-in-residence at Covenant College in 2015, and at John Brown University in 2014. He received the Association of Biblical Higher Education (ABHE) Delta Epsilon Chi Honor Society award, presented to an alumnus who has distinguished himself/herself by intellectual achievement, Christian character, and leadership ability. Most recently he was a keynote speaker in Cambridge, England for the C. S. Lewis Foundation's Oxbridge Summer Conference.

J. Chris Wall
Employer: Toothy Cow Productions, LLC Employer's Principal Business: Animation Studio
Title: CEO and Executive Producer
Dates of Service: 2021 - Present

Employer: Self Employed
Employer's Principal Business: Producing Faith and Family Media
Title: Executive Producer
Dates of Service: 2016 - May 2021

Employer: Shining Isle Productions, LLC.
Employer's Principal Business: Developing The Wingfeather Saga Animated Series
Title: Co-Founder and CEO
Dates of Service: 2016 - Present

Chris is a respected creator of family and faith-infused entertainment. His work has been enjoyed by millions of families after spending over 10 years working with Big Idea and Dreamworks Animation to produce the venerated animated series, VeggieTales. He led a multi-national team for "3-2-1 Penguins" airing on NBC/Qubo.

His career in animation has spanned over 20 years, beginning with Max Lucado's "You Are Special" direct- to-video special, where he served as editor and voiced the lead character. He also created the acclaimed "The Slugs & Bugs Show" with Brentwood Studios and RightNow Media.

Keith Lango
Employer: Toothy Cow Productions, LLC. Employer's Principal Business: Animation Studio
Title: CTO and CG Supervisor
Dates of Service: August 2021 - Present

Employer: Amazon Games Studios
Employer's Principal Business: Game Studio Title: Cinematics & Marketing Art Lead
Dates of Service: December 2019 - August 2021

Keith is both a student and instructor in the art of animation and its technology. His passion for developing engaging experiences in animation has given him a wide and varying experience in the field and was fundamental to the creation of The Wingfeather Saga's distinct animation style. He has worked on 3-2-1 Penguins, VeggieTales and at Valve Corporation on video games like Portal 2. He brings a strength of animation technology experience as well as a deep knowledge of pipeline challenges that can stunt a production and stifle artist creativity and how to avoid them.

Garrett Taylor
Employer: Toothy Cow Productions, LLC. Employer's Principal Business: Animation Studio
Title: Art Director
Dates of Service: August 2021 - Present

Employer: Pixar Animation Studios
Employer's Principal Business: Animation Studio Title: Art Director
Dates of Service: June 2011 - August 2021
Garrett is both an artist and an observer of the natural world. Coming from over 10 years at Pixar Animation Studio, his passion for building worlds has given him a deep understanding of creating beautiful and intriguing art. His career started as an intern for Pixar. Working his way to art director, he designed on many acclaimed films. His most recent works are on display in the movies *Luca* and *Lightyear*.

Brock Starnes
Employer: Toothy Cow Productions, LLC. Employer's Principal Business: Animation Studio
Title: COO and Executive Producer
Dates of Service: March 2022 - Present

Employer: Brentwood Studios
Employer's Principal Business: Producing and distributing faith and family content
Title: Principal
Dates of Service: March 2010 - March 2023

Brock has advised and produced content for children and family entertainment properties. For the past 10+ years, he has served as Partner at Brentwood Studios where he advised clients in the areas of strategy, partnerships, and product development and served as Co-creator and Executive Producer of Michael W Smith's children's brand *Nurturing Steps* and *The Slugs & Bugs Show*. In 2018 he began working with Shining Isle Productions on The Wingfeather Saga brand and series. In 2022, he joined Toothy Cow Productions, LLC to serve as COO and Executive Producer of The Wingfeather Saga animated series.

Ajay Madhok
Employer: Angel Acceleration Fund
Employer's Principal Business: early-stage Venture Fund Title: General Partner
Dates of Service: September 2022- Present

Employer: Angel Studios
Employer's Principal Business: Media Distribution Studio Title: Vice President of Strategy
Dates of Service: April 2021 - Present

Employer: mediaX at Stanford University Employer's Principal Business: Education Title:
Distinguished Visiting Scholar Dates of Service: September 2019 - 2022

Ajay Madhok, a General Partner of Angel Acceleration Fund, empowers the next generation of
brilliant storytellers to bring their stories to light. In addition, he is the VP of Strategy at Angel
Studios and designs experiments for shaping demand and unlocking the supply of light-
amplifying content.
He is a growth architect who has experienced innovation from both sides – helped grown-ups
innovate and built startups to disrupt them. He is a mediaX Distinguished Scholar and an affiliate
of the Graduate School of Business at Stanford University.

Current Number of Employees: 18

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who
is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities,
calculated on the basis of voting power.

Name of Holder:	No. and Class of Securities Now Held:	% of Voting Power:
Shining Isle Productions, LLC*	16,250,000	83.38%

***Each of J. Chris Wall and Andrew Peterson are 37.50% owners in Shining Isle
Productions.**

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company produces and manages the animated series The Wingfeather Saga, based on the
popular 4-book series by Andrew Peterson. Since the release in 2008 of "On the Edge of the
Dark Sea of Darkness" (Book One of *The Wingfeather Saga*), over 1M books have been sold.
Originally released through a small imprint, the titles are now published with Penguin Random
House.

Upon completion of the successful book series, Andrew Peterson partnered with J. Chris Wall
(*VeggieTales* Producer) to create "*The Wingfeather Saga* Short Film" (2017). Fans helped raise
over $250,000 on Kickstarter to bring the short film to life.

Chris and Andrew built a world class team around the short film that included Tom Owens
(Dreamworks "How to Train Your Dragon"), Keith Lango (Valve Corp "Portal") and Nicholas
Kole among others.

The team is now developing a multi-season TV series adaptation of the 4 Wingfeather books created with world-class animation talent and an independent spirit. The series will incorporate an innovative style that blends CGI animation and hand-crafted environment paintings. The short film (2017) casts a vision by presenting a rich visual experience within an efficient production process.

The tv series is intended to be distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios who will seek to monetize the series like they have done with the *Chosen* through direct-to-consumer distribution, and licensing to other streaming and/or broadcast platforms. Producers intend to reinvest revenues to develop future seasons and episodes based on the 4 book series. Introductory Synopsis to the Series

The Wingfeather Saga chronicles the adventures of the Igiby family as they discover secrets, flee the evil Fangs of Dang, seek their place in the world, and make a stand against the mysterious ruler, Gnag the Nameless.

They will need their special gifts and all the love of their noble mother and ex-pirate grandfather to survive the venomous Fangs, sea dragons, flabbits, and (gulp) toothy cows!

The company's social, environmental, spiritual impact

The social impact of *The Wingfeather Saga* is directly inspired by the mission of The Rabbit Room, a not- for-profit co-founded by Andrew Peterson. The Rabbit Room cultivates and curates stories, music, and art to nourish Christ-centered communities for the life of the world. The magic of storytelling has the power to shape not only our minds, but the world around us. And story, like music, has the kind of magic that not only draws people closer to one another, but draws them further up and further into the great Story.

Practically our (working) mission at Toothy Cow Productions is in partnership with our audience, we seek to tell stories for kids and families that are adventurous, beautiful, and true using animation for film and television.

For too long, there have been a sparse amount of TV series for both parents and kids to enjoy together. Stories that unfold chapter by chapter and engage discussion and questions. Most adult shows are too explicit for younger children, and most kids shows make parents and siblings run away screaming. *The Wingfeather Saga* features whimsical world building, epic stakes, and redemptive storylines, all with a ticklish sense of humor. Families will appreciate how many-layered themes reinforce the strength of togetherness, identity, faith, and courage.

Our creative and technological endeavors have also yielded dramatic environmental savings in our production pipeline. Whereas a traditional animation pipeline would require 80 Kilowatt hours to render all 6 episodes of Season 1, utilizing innovative game-engine technology allows Season 1 to be completed utilizing only 10 Kilowatt hours of energy - a 60% savings of energy consumption.

A key metric we will be tracking is co-viewing. While we are aiming for a target audience of boys and girls aged 8-12, *The Wingfeather Saga* has been developed for families to experience it together. We are working with our distributor - Angel Studios - to develop mechanisms to track this outcome. We are additionally developing ancillary products and experiences outside of the TV series that bring families together for shared experiences and discussion.

We would see true success in fostering a space for additional stories to be developed and brought to market in this "middle space" - between the faith-based and general markets - through the success in winning an audience for *The Wingfeather Saga.*

RISK FACTORS

Risks Related to the Company and our Business

The Company s assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable episodic television series (the "Series") in line with the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing and distributing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

The production of the Series will require many other highly-skilled creative and production personnel. Although the Company expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Series. Replacing key talent could delay production or reduce the quality of the Series, which would impair the Company's revenue. Also, many of these positions will require the Company to hire members of unions or guilds. As a result, the Company's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Series and significantly increase costs.

The Company has a limited operating history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Company has limited operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced.

The company is new and faces all of the risks of a start-up company.

The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company s success depends on the successful production and distribution of a single episodic television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will only produce the Series. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Because the television industry business is highly speculative, the Company may never achieve profitability.

The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such product primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The Company s actual operating results may differ from its initial estimates.

The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Company's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, distributing and marketing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, distribution and marketing of the Series is complete, revenues from the Series are likely to decrease over time.

The Series will be subject to the risks associated with the production and distribution of a television series.

Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. Additionally, Company's funds will be used across multiple stages of the series production, including season one and season two.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparatio for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company's Series is distributed by Angel Studios, Inc.

The Company has a license agreement to distribute the Series through Angel Studios 'streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company s business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series 'production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Substantial delays between the completion of any Offerings and the production of the Series may cause the Company s expenses to be increased and it may take the Company longer to generate revenues.

The Company cannot be certain when it will begin production of the Series. Any actor playing a leading role, and other members of our production team will need to complete, delay or abandon other potential obligations before production of the Series will begin. While the Company intends on beginning production of the Series as soon as practical after sufficient proceeds are raised, the Company has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Series. Therefore, the Company has no way to predict the availability of its principal cast and creative staff. In addition, other considerations such as the weather conditions of the location the Company chooses to utilize when production begins mean the timing of the commencement of the principal photography phase is difficult to predict.

Budget overruns may adversely affect the Company s business.

Actual production costs for the series may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or financial results.

The Company s success depends on protecting its intellectual property.

The Company's success will depend, in part, on its ability to protect its proprietary rights in the Series. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the Company's business, prospects, financial condition, and results of operations.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The public and/or existing Wingfeather fanbase may not like our adaptation of the book.

There is no assurance that the public and/or Wingfeather fan base will like or accept our TV series adaptation of the 4 Wingfeather books. It is impossible to judge in advance what the reaction of the public and/or existing Wingfeather fan base will be to the Series. To the extent that the Series receives unfavorable reviews from these individuals, its chances of success may be substantially diminished.

Risks Related to the Securities and the Offering

Investors will own non-voting Preferred Units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting Preferred Units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

Voting control is in the hands of a single entity, Shining Isle Productions. Subject to any fiduciary duties owed to owners or investors under Tennessee law, Shining Isle Productions may be able to exercise significant influence on matters requiring owner approval, including the election of Board of Managers, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. The concentration of ownership could delay or prevent a change of control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Shining Isle Productions could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors may experience dilution or reduction in ownership percentages in the future if the Company raises additional units.

The Company may, in the sole discretion of the Board of Managers, authorize and issue additional membership units to raise additional capital to fund subsequent seasons of the Series. Any such issuance would reduce the ownership percentage of investors in this Offering. If any issuances occur at the price per unit below the price paid by investors in this Offer, the ownership percentage of investors in this Offering may be diluted.

The offering price of the Units may be arbitrarily determined.

Since no public market exists for the Preferred Units, the offering price for the Preferred Units was not determined on an arm's length basis and does not necessarily represent the fair market value of the Preferred Units. In determining the terms of the Offering, the Company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. However, the offering price of the Preferred Units may not bear any direct relationship to the foregoing considerations or any other generally accepted criteria of value and many of such criteria cannot be used in evaluating the offering price because the Company has no operating or financial history.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.

Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.

The Preferred Units may not be transferred by any purchaser of such securities during the 1-year period beginning when the securities were issued unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following Securities as of March 31, 2023:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	Unlimited	18,304,582	Yes	
Class A Preferred Units	Unlimited	7,258,389	No	Preferred Return before Common Unit distributions
Class B Preferred Units	Unlimited	666,667	No, except to appoint and designate the Preferred Manager	Preferred Return (which is shared on a pro rata basis with the Class A Preferred Units) before Common Unit distributions. The Class B Preferred Units are afforded certain rights, which are summarized below: 1. Access to Company's facilities and personnel during normal business hours. 2. Certain quarterly and annual financial information. 3. Angel Acceleration Fund ("The Fund") (as the holder of the Class B Preferred Units) and the Common Units have a right of first refusal if a Member desires to transfer their membership interests. 4. The Fund (as the holder of the Class B Preferred Units) has a preemptive right to purchase any "New Securities" (as defined in the Operating Agreement) proposed to be offered by the Company. 5. The Fund (as the holder of the Class B Preferred Units) may elect to have the Company repurchase its Class B Preferred Units upon certain trigger events. 6. The Fund (as the holder of the Class B Preferred Units) has the right to designate one individual (the "Preferred Manager") to the Company's Board of Managers. 7. The vote of the Preferred Manager, as designated by the Fund (as the holder of the Class B Preferred Units) is required for the Company to take certain actions.

FINANCIAL INFORMATION

Please see the financial information listed in the main filing and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Year Ended December 31, 2022

Expenses

As of December 31, 2022 Season 1 expenses totaled $4,657,304.92, and Season 2 at $522,293.17.

Operating expenses other than the production of Season 1 and 2 were $1,902,877.56. These expenses were primarily attributable to $1,552,183 in advertising and marketing associated with crowdfunding, $120,077.35 in legal and professional fees, and $175,000 in royalties, meals, and travel expenses.

Income Taxes

In March 2022, we elected to be taxed as a C-corporation, effective March 9, 2021. The IRS approved the election in April 2022.

Liquidity and Capital Resources

In 2021, we issued 4,997,423 and 1,950,326 in 2022 of Preferred Units. The issuance provided the funds necessary to produce Season 1 and begin pre-production of Season 2. As of December 31, 2022, cash on hand was $873,348. Revenues from Season 1 of the series are expected to be used for operations and to advertise and market the series.

Capital Expenditures and Other Obligations

As of December 31, 2022, $5,179,598 of costs were incurred in the direct production of video content.

The Company does not have any debt currently outstanding.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Other than the above mentioned, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by an Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Past Offerings

Type of Offering	Date	Offered	Units	Dollar Value
CF I	June 2021	Preferred A Shares	4,997,423	$4,997,423
Reg D I	May 2022	Preferred A Shares	500,000	$500,000
CF II	August 2022	Preferred A Shares	1,143,290	$1,714,935
Reg D II	February 2023	Preferred B Shares	666,667	$1,000,000
CF III	March 2023	Preferred A Shares	310,640	$465,960

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promotor of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.